NEWS RELEASE

Endeavour Discovers New High Grade Lead- Zinc-Copper-
Gold-Silver Mineralized Vein Zone at Parral Project,
Chihuahua State, Mexico

Vancouver, Canada - June 12, 2007 - Endeavour Silver Corp. (EDR: TSX, EXK: AMEX, EJD: DBFrankfurt) announces that it has discovered a new high grade lead-zinc-copper-gold-silver mineralized vein zone on the El Cometa property, part of the Parral Project located in Chihuahua State, Mexico.

To date, Endeavour has drilled 5,200 m in 16 holes to outline the new mineralized zone in the El Cometa vein (part of the Esmeralda vein system) over a 400 m length and to depths of 350 m, ranging from 0.5 to 5.0 m in true thickness. The Esmeralda mine, located 2 km south of El Cometa, produced 1 million tonnes of ore grading 6% Pb-Zn, 100 gpt Ag and 0.5 gpt Au over a 1.2 km length to depths of 650 m and widths of 1 to 10 m.

Drilling highlights include high grade intercepts such as 8.60% Pb, 2.69% Zn, and 1.42 gpt gold and 74 gpt Ag over 5.75 m in hole CM15-2; 2.26% Pb, 4.27% Zn, 37.40 gpt Au and 36 gpt Ag over 0.95 m in hole CM18-1; and 5.81% Pb, 3.24% Zn, 0.99 gpt Au and 137 gpt Ag over 3.85 m in hole CM18-2.

Half of the drill holes also intersected a hangingwall splay of the Cometa vein, called Mexicana. Drill intercepts in the Mexicana vein include 3.05% Pb, 3.06% Zn, 2.98 gpt Au and 32 gpt Ag over 12.0 m; 3.12 % Pb, 3.06% Zn, 0.93 gpt Au and 29 gpt Ag over 10.8 m; and 5.24% Pb, 10.26% Zn, 1.40 gpt Au and 51 gpt Ag over 3.85 m, all within drill hole CM17-1 (true widths are significantly less that the reported core lengths in the Mexicana splay).

The El Cometa drill results are summarized in the following table and are also plotted on a longitudinal section on the Endeavour website: http://www.edrsilver.com/i/pdf/2007-06-12_NRM.pdf

El Cometa Vein Drill Results
Hole	VEIN	From	Length	Ag	Au	Zn	Pb	Cu
(no.)		(m)	(m)	(gpt)	(gpt)	(%)	(%)	(%)
CM11-1	Cometa Vein	266.3	1.95	4	0.14	1.51	0.99	0.02
CM12-1	Cometa Vein	129.8	1.7	31	0.74	1.39	1.22	0.01
CM13-1	Cometa Vein	185.25	4.05	12	0.32	2.07	1.09	0.02
	Incl.	187.7	1.6	22	0.62	3.86	2.15	0.03
CM13-2	Cometa Vein	199.95	2.5	<3	0.57	4.12	2.12	0.04
	Incl.	201.1	0.85	<3	0.27	9.49	5.22	0.05
CM13-3	Estrella Vein	112.45	1.85	29	1.10	3.14	3.28	0.09
	Incl.	112.45	0.55	86	0.75	6.85	8.72	0.03
	Cometa Vein	293.1	3.6	29	0.39	3.36	1.41	0.08

	Incl.	294.25	1.0	24	0.31	9.18	3.68	0.18
CM15-1	Cometa Vein	210.2	4.4	12	1.41	1.46	1.61	0.10
	Incl.	212.45	1.7	23	2.20	2.02	2.28	0.06
CM15-2	Cometa Vein	303.25	5.75	74	1.42	2.69	8.60	0.30
	Incl.	303.85	2.4	134	1.25	4.05	16.11	0.66
CM16-1	Estrella Vein	157.45	1.25	76	0.51	2.19	6.05	0.03
	Cometa Vein	320.05	2.4	11	0.12	1.85	1.79	0.13
	Incl.	320.05	0.7	26	0.23	3.97	5.22	0.38
CM16-2	Mexicana Vein	171.15	2.35	19	1.21	2.18	2.27	0.03
	Cometa Vein	255.9	1.2	4	0.15	0.81	0.79	0.03
CM17-1	Mexicana Vein 1	178.9	12.0	32	2.98	3.06	3.05	0.04
	Incl.	179.95	4.0	56	7.71	4.12	5.47	0.05
	Mexicana Vein 2	203.5	10.8	29	0.93	3.06	3.12	0.05
	Incl.	208.95	3.6	75	0.76	7.11	8.26	0.12
	Mexicana Vein 3	219.45	3.85	51	1.40	10.26	5.24	0.07
	Cometa Vein	301.2	3.25	11	0.42	3.82	2.14	0.08
	Incl.	302.8	0.6	25	0.16	11.8	3.85	0.34
CM17-2	Estrella Vein	111.85	0.4	409	0.99	3.08	5.35	0.29
	Mexicana Vein	136.15	3.05	23	0.71	1.85	2.07	0.03
	Cometa Vein	284.15	3.55	26	0.98	0.61	3.35	0.15
CM18-1	Mexicana Vein	176.3	3.9	13	0.64	0.69	1.71	0.02
	Cometa Vein	329.75	2.7	34	16.41	2.84	3.33	0.44
	Incl.	330.5	0.95	36	37.4	4.27	2.26	0.19
CM18-2	Mexicana Vein	126.05	3.0	32	0.37	2.11	2.01	0.02
	Cometa Vein	303.95	3.85	137	0.99	3.24	5.81	0.24
	Incl.	306.9	0.9	352	1.04	2.74	9.99	0.39
CM18-3	Mexicana Vein	89.65	2.85	193	0.35	1.06	1.99	0.09
	Cometa Vein	252	2.25	47	2.40	1.49	2.87	0.06
CM19-1	El Cometa Vein	328.3	5.85	58	0.55	1.22	2.32	0.37
MX-1	Mexicana Vein	122.15	2.0	81	0.35	4.11	2.12	0.05
True widths are estimated to be 65 to 85% of core lengths in the Cometa Vein and 25 to 65% of core lengths in the Mexicana vein.

A Phase 2, 3,000 m, 8 hole drill program is now underway at El Cometa in order to fill in the gaps in the drill grid so that an initial resource estimate can be made in Q3, 2007. Endeavour is also drilling several other target areas within the Parral Project, as well as continuing to build its land position through additional property acquisitions.

Bradford Cooke, Chairman and CEO, commented, “Our aggressive acquisition and exploration programs at the Parral Project are starting to bear fruit. El Cometa is the first new discovery in the Parral district in many years. Although dominantly lead-zinc rich, the discovery at El Cometa does carry silver-gold rich zones and the high grade, polymetallic mineralization is typically found over decent vein widths. Once we have established an initial resource estimate, management will review alternatives for maximizing the value of the El Cometa discovery”

Godfrey Walton, M.Sc., P.Geo. and Barry Devlin, M.Sc., P.Geo. are the Qualified Persons who reviewed this news release and supervised the surface drilling and sampling programs at the Parral Project. A Quality Control sampling program of blanks and duplicates has been instituted to monitor the integrity of all assay results. All core samples are split at the Parral field office and shipped to SGS assay lab in Durango where they are dried, crushed, split and 30 gram pulp samples are prepared for analysis. Gold and silver are determined by fire assay with an atomic absorption (AA) finish and lead, zinc and copper are determined by AA.

Endeavour Silver Corp. (EDR: TSX, EDR.WT: TSX, EXK: AMEX, EJD: DBFrankfurt) is an emerging mid-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. The expansion programs now underway at Endeavour’s two operating silver mines, Guanacevi in Durango and Bolanitos in Guanajuato, coupled with the Company’s aggressive acquisition and exploration programs in Mexico, should enable Endeavour to join the ranks of top primary silver producers worldwide.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Barry Devlim, Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.

EXPLANATION
PROGRAM
OPTIONAL
EL COMETA MINE
Ag - Au ZONE ?
Pb - Zn ZONE ?
Pb - Zn - Ag - Au ZONE ?
Au - Cu ZONE ?
EL COMETA CLAIM
CM17-A
CM14-A
CM13-1
CM13-2
CM12-1
CM15-1
CM18-3
CM19-B
CM17-2
CM16-2
CM14-B
CM13-A
CM11-1
CM18-2
CM19-1
CM17-1
CM16-1
CM15-2
CM13-3
CM18-1
CM19-A
CM18-A
CM14-C
1635
1585
1535
1485
1435
ENDEAVOUR
DRILL PROGRAM
EL COMETA VEIN
SCALE 1:2,000
CROSS SECTION 19
CROSS SECTION 18
CROSS SECTION 17
CROSS SECTION 16
CROSS SECTION 15
CROSS SECTION 14
CROSS SECTION 13
CROSS SECTION 12
CROSS SECTION 11